This is a voluntary filing to reflect a transaction exempt pursuant to Rule 16b-7. Specifically, on May 15, 2007, SunCom Wireless Holdings, Inc. (the "Issuer"), effected a 1-for-10 reverse stock split through the merger of the Issuer with a wholly-owned subsidiary, where the Issuer was the surviving corporation (the "Merger"). The merger agreement granted pro rata certain additional contingent rights to all holders of shares immediately prior to the effective time of the Merger to receive additional shares of Class A common stock, in the event the Issuer failed to undertake certain actions related to a potential sale of the Issuer following the Merger and the related exchange transaction. The terms of the contingent rights provide that, in the event following the consummation of the Merger (x) the board of the Issuer determines that any sale transaction process should be terminated (other than by a vote of at least 90% of the board) and (y)(1) the board shall not have hired a nationally recognized investment bank (the "New Investment Bank") for the purpose of soliciting a sale transaction(s) of substantially all of the business of the Issuer as presently conducted (a "Sale Transaction") or (2) such New Investment Bank, if hired, or the Issuer shall not have distributed customary sales brochures, information memoranda and other marketing materials (the "Sales Materials") to potential strategic and financial purchasers of the Issuer, then each holder of Class A common stock outstanding immediately prior to the Merger shall be entitled to receive an additional 0.029412 shares of Class A common stock for each share of Class A common stock held by such holder immediately prior to the Merger. In the event that (x) the contingent right described in the preceding footnote is not payable due to the hiring of the New Investment Bank and distribution of Sales Materials and (y) within 90 days following the distribution of Sales Materials by the New Investment Bank, the board of the Issuer terminates the Sale Transaction process (other than by a vote of at least 90% of the board), then each holder of Class A common stock outstanding immediately prior to the Merger shall be entitled to receive an additional
0.014451 shares of Class A common stock for each share of Class A common stock held by such holder immediately prior to the Merger. Such pro rata contingent right entitles the Reporting Person, as the holder of Class A common stock immediately prior to the effective time of the Merger, to receive either approximately 6,781 and 3,331 additional shares (after giving effect to the reverse stock split effected by the Merger) of Class A common stock depending upon which of the conditions in the preceding footnote or this footnote are satisfied. As previously disclosed, the Issuer has engaged the New Investment Bank (Goldman Sachs & Co.).